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                              December 16, 2022

       Christopher Cage
       Chief Financial Officer
       Leidos Holdings, Inc.
       1750 Presidents Street
       Reston, Virginia 20190

                                                        Re: Leidos Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-33072

       Dear Christopher Cage:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Guarantors and Issuers of Guaranteed Securities, page 45

   1. We note your disclosure that Leidos Holdings, Inc. has fully and unconditionally guaranteed the
obligations of its subsidiary, Leidos, Inc. under several notes, collectively
                                                        referred to as    the
Notes.    However, within Exhibit 22, you identify Leidos, Inc. as a guarantor of debt
securities issued by Leidos Holdings, Inc., and also identify Leidos, Inc.
                                                        as a subsidiary issuer
for additional guaranteed securities not referenced in your disclosure on page 45. Please
revise your disclosure, or update Exhibit 22, to reconcile the issuers, guarantors, and related
guaranteed securities referenced on page 45 with those identified in Exhibit 22 or tell
us why no revision is necessary. Refer to Rule 13-01(a) and (a)(1) of
                                                        Regulation S-X and Item
601(b)(22)(i) of Regulation S-K.
   2. You disclose on page 45 that the underlying subsidiaries of Leidos, Inc. do not guarantee
 Christopher Cage
Leidos Holdings, Inc.
December 16, 2022
Page 2
      the obligations under the Notes and have been excluded from the financial information
      presented. We also note your presentation of    Investments in
consolidated subsidiaries    as
      a line item within the summarized financial information disclosed on page
45. Please tell
      us what this line item represents, and whether it includes investments in non-issuer and/or non-guarantor subsidiaries. In this regard, note that an issuer's or guarantor's investment in a subsidiary that is not an issuer or guarantor shall not be presented in the summarized financial information of issuers and guarantors of guaranteed securities required by Rule
      13-01(a)(4) of Regulation S-X. Refer to Rule 13-01(a)(4)(iii) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.



                                                             Sincerely,
FirstName LastNameChristopher Cage
                                                             Division of
Corporation Finance
Comapany NameLeidos Holdings, Inc.
                                                             Office of
Technology
December 16, 2022 Page 2
cc:       Jerry Howe, Esq.
FirstName LastName